Exhibit 99.5

Grupo Éxito Financial Results 2Q/1H25 August 14, 2025 “ The Issuers Recognition - IR granted by the Colombian Stock Exchange is not a certification about the quality of the securities listed at the BVC nor the solvency of the issuer”.

Note on forward looking statements

- *This document contains certain forward-looking statements based on data, assumptions, and estimates, that the Company believes are reasonable; however, it is not historical data and should not be interpreted as guarantees of its future occurrence. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations, expectations in connection with the company's ESG plans, initiatives, projections, goals, commitments, expectations or prospects, including ESG-related targets and goals, are examples of forward-looking statements. Although the Company's management believes that the expectations and assumptions on which such forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements.*

- *Grupo Éxito operates in a competitive and rapidly changing environment; therefore, it is not able to predict all the risks, uncertainties or other factors that may affect its business, their potential impact on its business, or the extent to which the occurrence of a risk or a combination of risks could have results that are significantly different from those included in any forward-looking statement. Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements, or that could contribute to such differences, include, without limitation, the risks and uncertainties set forth under the section "Item 3. Key Information – D. Risk Factors" in the Company's registration statement on Form 20-F filed with the Securities and Exchange Commission on April 30, 2025.*

- *The forward-looking statements contained in this document are made only as of the date hereof. Except as required by any applicable law, rules or regulations, Grupo Éxito expressly disclaims any obligation or undertaking to publicly release any updates of any forward-looking statements contained in this press release to reflect any change in its expectations or any change in events, conditions, or circumstances on which any forward-looking statement contained in this document is based.*
- *Reconciliations of the non-IFRS financial measures in this webcast are included at the appendices to this webcast presentation.*
- *Figures expressed in Colombian pesos in this presentation follow the short-scale convention. Accordingly, billions refer to thousands of millions and trillions refer to millions of millions.*

grupo éxito

2

Agenda CEO, Mr. Carlos ▪ Words from our Calleja ▪ Closed process of ADS and BDRs ▪ 2Q/1H25 Operating and Financial Highlights ▪ Performance by country ▪ Conclusions and Q&A session 3

Words from our CEO Mr. Carlos Calleja

Closed process of ADS and BDRs

Milestone achieved: Float consolidated in Colombia 6 Grupo Calleja 86.8% Today: Float 13.2% Vs 2.6% before delisting process Increased liquidity and local market visibility More accurate local pricing Shareholding structure remains solid and simplified Next step: – Deregister confirmed by CVM – Deregister request SEC Closed Delisting process ADS BDRs Figures $ in COP

2Q/1H25 Operating and Financial Highlights

2Q25 Colombia +6.8% Revenue Growth +5.8% Revenue Growth 1 592 Stores +36 LTM store from openings, conversions and remodelings 483 Stores Operating Performance Consistent growth of top line allowed double - digit growth of EBITDA Argentina 89 Stores Notes: SSS refers to same - store - sales levels, including the effect of store conversions and excluding the calendar effect . (1) Excluding FX. Uruguay +4.4% Revenue Growth 1 +10.4% Recurring EBITDA 1 +6.8% SSS 1 Sales +32.8% Recurring EBITDA 1 8.7% +195 bps EBITDA Margin +8.2% SSS Sales +50.8% Recurring EBITDA - 4.2% Revenue Evolution 1 - 5.7% SSS 1 Sales - 6.1% 20 Stores +5.1% SSS 1 Sales 8.8% +257 bps EBITDA Margin - 670 bps Recurring EBITDA Margin 11.9% +64 bps EBITDA Margin 8

Net result turn-around to a historic positive margin (2.8%) in a second quarter

Consolidated highlights[1]


Compra
local
que comercia nos en n

Key Highlights

- **Net result in 2Q25 of COP $146.9 B** from COP -$18.7 B in 2Q24:
  - Operational performance improvement
  - Efficiencies in financial cost
  - Improvements in Tuya results
- **Recurring EBITDA[2] COP $452.2 B** grew by **+32.3%** with a consistent QoQ improvement, reaffirming the ongoing strategy
- **Net Debt / EBITDA ratio of 0.9x** reflects strong operational performance and efficient cash generation during the 2Q25
- **LTM store expansion[3]: 36 stores intervened** (Col 35 and Uru 1)

Closure of underperforming stores

Notes: (1) Consolidated results from Colombia, Uruguay and Argentina, eliminations and the FX effect of -3.0% at Net Revenue and -0.4% at Recurring EBITDA during 2Q25 and -2.1% and -0.9% respectively during 1H25. (2) Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense). (3) Expansion refers to stores from openings, reforms, conversions and remodellings .

9

Performance by country

Consolidated Net Result consistent improvement due to strong and solid strategies across the region

Financial growth model

	1Q25	2Q25	1H25
Net Revenue	+3.9% Excl. FX	+5.8% Excl. FX	+4.7% Excl. FX
Gross Profit	**+52 bps**	**+4 bps**	**+29 bps**
Expenses	+61 bps	+212 bps	+135 bps
Recurring EBITDA	**+114 bps**	**+195 bps**	**+154 bps**
Financial Cost	+14 bps	+13 bps	+14 bps
Net Result	**1.7% +244bps**	**2.8% +319 bps**	**2.3% +281 bps**



Arveja en Vaina
Green Peas in a Pod
local

Note: Basic points refers to variation of margins over net revenues versus same period last year

11

Net Revenue Growth Drivers Top line grew by +5.8% excl. FX mainly boosted by Colombia performance 89% of the contribution came from Colombia, following by Uruguay and Argentina with the remaining 11% Notes: Figures in trillion COP 12 5.07 - 0.15 4.92 0.14 0.11 0.01 0.04 - 0.01 5.21 2Q24 FX Effect 2Q24. ex FX Food Non food Other Rev. Uruguay Argentina 2Q25 +5.8% 2.8% 2.2% 0.9% - 0.2% C o n t r i b u t i o n 0.2%

Notable results in sales confirming the strategic focus on strengthening our actual store portfolio

Strategic focus in Colombia

2Q25

Net Sales COP $3.7 T
(**+6.9%** vs 2Q24)

13.9%	**+5.3%**	**+11.3%**
Omnichannel Share	Food category	Non-Food category

SSS per banner

éxito	Carulla	Low-cost & other[1]
+10.6%	+8.4%	-4.9%

Banner Unification


Carulla

40 Stores intervened

+6.8% sales evolution since implementation

Saving levers



Thematics days
12.7% share in fresh category in1H25

"inSUPERables"
+13.6% growth in 1H25

"ImPRECIOnantes"
New commercial initiative

Assortment



+30% increase in SKUs available on-the-shelf

6% share of new SKUs on FMCG

Notes: SSS in local currency, include the effect of conversions and exclude the calendar effect of -0.76% in 2Q25 and -0.34% in 1H25 (1) The segment includes Retail Sales from Surtimax, Super Inter and Surtimayorista brands, allies, institutional and third-party sellers, and the sale of property development projects (inventory) of COP $2.8 B during 1H24 vs COP $3.8 B during 1H25.

13

Complementary business Note: (1) Excluding retail premises GLA (2) Viva Malls is a JV with Fondo Inmobiliario Colombia (FIC) in which Grupo Éxito has 51% stake and consolidates the business. 14 Viva Malls 2 in 2Q25: • Net revenue growth +13.7% • Recurring EBITDA margin at 78.6% (+257 bps vs 2Q24) Complementary business as the key contributor to margins gain +807,500 sqm of GLA (71.9% VM) Occupancy rate 1 97.5% (vs. 97.4% YoY) Revenues from rental and administrative fees +12.6 % in 2Q25 R e al E st ate Bu s i n e s s F i n an c i al R e tai l Income from associates of COP $ 19 . 9 Bn in 1 H 25 (+ COP $ 71 . 4 Bn vs 1 H 24 ) Stock 1.3 M Cards Improved NPL30 ( - 550 pbs vs Jun - 24) Lo ya l ty 8.3 M Clients with habeas data (+11.6% vs. Jun - 24) 6,144 Allied brands (+383 vs 1Q25) 55% Redeemed points in Éxito

Consistent expenses reduction QoQ and mitigating the inflationary pressures Efficiencies for COP $191 Bn during 1H25 ▪ Enhanced Margin driven by cost reduction strategies ▪ Logistics efficiencies ▪ Shrinkage levels reduction ▪ Corporate structure simplification ▪ Energy efficiency measures ▪ IT cost optimization Key Results & Actions - 6.0% decrease in expenses 2Q25 5.2% I n f l a t i o n a s o f D e c e mb e r 20 2 4 +9.5% M i n i m u m wa g e i n c r e a s e f o r 202 5 Expenses evolution in Colombia 15 0.0% 2.8% 2.6% 6.8% 2.6% - 1.8% - 5.9% - 2.2% - 6.0% 7.2% 5.8% 4.7% 5.2% 5.1% 4.8% 2Q24 3Q24 Revenue Growth 2Q25 CPI 4Q24 1Q25 Expenses Growth

Double-digit growth of Recurring EBITDA +50.8% vs 2Q24

Colombia result

Highlights 2Q25

+8.2%
SSS sales

+7.5%
Fresh category growth

+14.6%
Big tickets items growth

- **Sales:** consistent growth allowed +6.9%, due to success commercial strategy
- **GP:** margin gains (+59 bps in 2Q25) reflected cost efficiencies mainly in logistic
- **Expenses**: Efficiencies and leaner structure led to a margin improvement of +236 bps in 2Q25
- **EBITDA:** High and improved margin at 8.8% (+257 bps) driven by the strategy and action plans implemented

Net Revenue[1]



+6.8%
3,698,813
3,951,655
2Q24
2Q25

Recurring EBITDA



+50.8%
6.2%
230,653
8.8%
347,917
2Q24
2Q25
EBITDA
EBITDA Margin

16

Notes: (1) Figures in Million COP

Strategic focus in Uruguay Consistent performance as the most profitable operation of the Group Note: (1) figures in local currency ( Net Sales COP $1.0 T +4.1% 1 vs 2Q24) Share on Net Sales +5.0% 1 Food category - 2.7% 1 Non - Food category 2Q25 46% 36% 15% “Salón del vino” 24 th edition grew +15% in sales vs 2024 Commercial initiatives under implantation: increase assortment and saving levers 3% Convenience & other Commercial strategy +8.1% 1 Omnichannel growth 17 Costs control and expenditure efficiency 3 Closure of convenience underperforming stores Key actions

Uruguay result Solid growth with healthy margins during 2Q25 allowed an extraordinary 1H25 +5.1% SSS sales 2 +6.0% FM Sales Growth 2 3.2% Omnichannel share o Revenues : consistent mid single digit growth in local currency o GP : Revenue growth allowed cost dilution, while tighter shrinkage control drove gross margin to 36 . 4 % o Expenses : successfully controlled indexed expenses drove a marginal growth of 1 . 2 % and improved margin by 74 bps vs 2 Q 24 o EBITDA : Higher GP and expenses reduction allowed the best margin of the group with + 64 pbs of improvement Notes: (1) Figures in Million COP. (2)Excluding FX 18 Highlights 2Q25 968,705 1,006,671 2Q24 2Q25 Recurring EBITDA 1 Net Revenue 1 +3.9% 108,821 119,573 11.2% 11.9% 2Q25 EBITDA Margin 2Q24 EBITDA +9.9%

+ Strategic focus in Argentina Focused on a leaner retail operation and preserve the Real Estate contribution Real Estate Business 7 Strategic stores intervened aiming to increase sales per sqm and optimizing retail premises area during 1H25 4 underperforming stores closed in 2Q25 of mini - wholesale formats Key Actions o Shrinkage levels reduction o Leaner structure o Logistics cost efficiencies o Debt under restructuration Asset: 14 shopping center GLA: 189,987 Occupancy Rate: 94.6% Collection Rate: 98.2% 19

Lower sales partially compensated by the RE performance and double-digit expenses decrease

Argentina result

Highlights 2Q25

-5.7% SSS sales[2]

+67.2% Real Estate Growth.[2]

- **Revenues:** Real estate grew above inflation in local currency for 2Q25 and partially compensated lower sales trend.
- **GP:** Decreased due to a lower consumption trend affecting margins.
- **Expenses:** The double-digit reduction during 2Q25 was driven by the successful execution of efficiency initiatives.
- **EBITDA:** Decreased sales and lower GP drove EBITDA into negative figures.

Net Revenue[1]



-38.6%
407,399
250,143
2Q24
2Q25

Recurring EBITDA[1]



2,457
0.6%
-15,248
(6.1%)
2Q24
2Q25
EBITDA
EBITDA Margin

20

Notes: (1) Figures in Million COP. (2)Figures in local currency

% var exc. FX 2Q24 % Var 2Q25 in COP T 5.8% 5.07 2.6% 5.21 Net Revenue 6.8% 1.30 2.8% 1.34 Gross profit 25.6% 4 bps 25.6% Gross Margin (2.7%) (1.14) (7.1%) (1.06) Total Expense (22.4%) 212 bps (20.3%) Expense/Net Rev NA (0.02) NA 0.15 Net Result (0.4%) 319 bps 2.8% Net Margin 32.8% 0.34 32.3% 0.45 Recurring EBITDA 6.7% 195 bps 8.7% Recurring EBITDA Margin % var exc. FX 1H24 % Var 1H25 4.7% 10.35 2.5% 10.61 6.6% 2.62 3.7% 2.72 25.3% 29 bps 25.6% (0.6%) (2.33) (3.6%) (2.24) (22.5%) 135 bps (21.2%) NA (0.06) NA 0.24 (0.5%) 281 bps 2.3% 29.0% 0.64 27.8% 0.82 6.2% 154 bps 7.8% Consolidated result Recurring EBITDA 1 Strong result reported and consistent QoQ improvement reaffirming the ongoing strategy • EBITDA : Historic margin ( 8 . 7% , + 195 bps vs 2 Q 24 ), the best second quarter in the last decade driven by double - digit EBITDA growth in Colombia and Uruguay . • Net Result : +COP $ 165 . 6 Bn vs 2 Q 24 driven by operational performance, lower financial costs and contribution from joint ventures, with a record second quarter margin since 2Q18. Notes: (1) Figures in Million COP. (2)Excluding FX 21 341,931 452,242 6.7% 2Q24 EBITDA 2Q25 EBITDA Margin +32.3% 8.7% Highlights 2Q25 146,865 (0.4%) 2.8% 2Q25 Net Margin Net Result 1 - 18,735 2Q24 Net Result

Stable Net financial Debt and gross debt reduction at holding level

Net Financial Debt at Holding Level [1]



In T COP
0.82
0.79
2Q24
2Q25
-1.74
-1.75
-0.92
-0.96
Cash (& other assets)
Gross debt (financial liabilities & warranties)
Net financial debt

Gross Debt breakdown by term at Holding [1] level



-9%
1.9
1.7
3Q24
2Q25



2%
2Q25
98%
Short-Term
Long-Term

Leverage and NFD

Net Financial debt key drivers:

- Net Debt / EBITDA ratio of 0.9x reflects strong operational improvement and efficient cash generation during the second quarter of 2025.
- Financial efficiencies captured by reducing the average debt maturity and benefitting from better market rates.

Note: Numbers expressed in short scale, COP billion represent 1,000,000,000. (1) Holding: Almacenes Éxito S.A results without Colombia or international subsidiaries..

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Conclusions

Solid performance in Colombia , with strong top - line growth, significant EBITDA expansion, and improved profitability driven by commercial focus, cost efficiencies, and real estate and other businesses contributions . We are building a solid path to profitability in the Colombian retail business. Consistent growth and profitability in Uruguay, supported by the successful implementation of commercial initiatives . Challenging environment in Argentina , where efforts to streamline operations and reduce costs are still running, while the real estate business remains resilient despite ongoing macroeconomic pressures . We are actively developing new avenues for growth and reinvesting margin improvements back into the business . Our continued focus on margin expansion and disciplined cost control is driving sustained profitability. Strong 1H Results keep us on track to deliver our FY Plan, both, P&L and Cash. 2Q25 Final remarks & Strategic outlook Solid operational and financial performance continues to define our year 24

Appendices

Notes and Glossary Notes: • Numbers are expressed in short scale, COP billion represent 1,000,000,000. • Growth and variations are expressed in comparison to the same period last year, except when stated otherwise. • Sums and percentages may reflect discrepancies due to rounding of figures. • All margins are calculated as percentage of Net Revenue. • Percentages represent relative proportions, and as such they cannot be directly added or subtracted from each other because they are not absolute numeric values. Glossary: • • • • • • • • • • Colombia results: consolidation of Almacenes Éxito S.A. and its subsidiaries in the country. • Consolidated results: Almacenes Éxito results, Colombian and international subsidiaries in Uruguay and Argentina. • Adjusted EBITDA: Earnings Before Interest, Taxes, Depreciation, and Amortization plus Associates & Joint Ventures results. • EPS: Earnings Per Share calculated on an entirely diluted basis. • Financial Result: impacts of interests, derivatives, financial assets/liabilities valuation, FX changes and other related to cash, debt, and other financial assets/liabilities. • Free cash flow (FCF) = Net cash flows used in operating activities plus Net cash flows used in investing activities plus Variation of collections on behalf of third parties plus Lease liabilities paid plus Interest on lease liabilities paid (using variations for the last 12 M for each line); the cash flow has been re - expressed to be aligned with the financial statements. GLA: Gross Leasable Area. GMV: Gross Merchandise Value. Holding: Almacenes Éxito results without Colombian and international subsidiaries. Net Revenue: Total Revenue related to Retail Sales and Other Revenue. Retail Sales: sales related to the retail business. Other Revenue: revenue related to complementary businesses (real estate, insurance, travel, etc.) and other revenue. Recurring EBITDA: Earnings Before Interest, Taxes, Depreciation, and Amortization Operating Profit adjusted by other non - recurring operational income (expense). Recurring Operating Profit (ROI): Gross Profit adjusted by SG&A expense and D&A. SSS: same - store - sales levels, including the effect of store conversions and excluding the calendar effect. 26

Ownership Structure Note: Ownership structure as of June 30, 2025. 27

Management Team Carlos Mario Giraldo General Manager Colombia Jean Christophe Tijeras General Manager Uruguay Ramón Quagliata General Manager Argentina Juan Carlos Calleja CEO Grupo Éxito 28

Zero Malnutrition • 36,378 children benefited in nutrition and complementary programs. • 56,677 food package donated to children and their family. • Through our " VivirPlenamente" mental health program, we provided 1,383 consultations to 319 patients. • We are present in 32 departments and 83 municipalities. ESG initiatives to generate value: economic growth, social development and environmental protection • 4 , 498 tons of recyclable material collected in the operation . 100 % of proceeds support child nutrition projects in Colombia . Sustainable Trade Through the “ Cultivando Oportunidades” program, we purchase locally: • 90.7% of fruits and vegetables, 87.2 % of which were purchased directly. • 93.7% of our meat. • 87.2% of our seafood. • 100% of our eggs. Similarly, 95.6% of our textile garments were acquired locally. My Planet Our people employees, focused on physical, mental • 32,817 collaborators accessed employe benefits. • 3,571 collaborators have received training in various skills. • 389 health promotion activities for our and occupational health, with the active participation of 9,626 employees. ESG Follow UP Strategy 29

Consolidated Income Statement

grupo éxito

in COP M	2Q25	2Q24	% Var	1H25	1H24	% Var
Retail Sales	4,971,246	4,852,467	2.4%	10,135,835	9,888,571	2.5%
Other Revenue	237,223	222,450	6.6%	477,276	461,485	3.4%
Net Revenue	**5,208,469**	**5,074,917**	**2.6%**	**10,613,111**	**10,350,056**	**2.5%**
Cost of Sales	(3,845,287)	(3,746,958)	2.6%	(7,839,122)	(7,674,308)	2.1%
Cost D&A	(27,399)	(28,255)	(3.0%)	(55,433)	(54,091)	2.5%
Gross Profit	**1,335,783**	**1,299,704**	**2.8%**	**2,718,556**	**2,621,657**	**3.7%**
Gross Margin	*25.6%*	*25.6%*	*4 bps*	*25.6%*	*25.3%*	*29 bps*
SG&A Expense	(910,940)	(986,028)	(7.6%)	(1,950,599)	(2,031,704)	(4.0%)
Expense D&A	(144,169)	(149,603)	(3.6%)	(294,098)	(297,398)	(1.1%)
Total Expense	**(1,055,109)**	**(1,135,631)**	**(7.1%)**	**(2,244,697)**	**(2,329,102)**	**(3.6%)**
Expense/Net Rev	*20.3%*	*22.4%*	*(212) bps*	*21.2%*	*22.5%*	*(135) bps*
Recurring Operating Income (ROI)	**280,674**	**164,073**	**71.1%**	**473,859**	**292,555**	**62.0%**
ROI Margin	*5.4%*	*3.2%*	*216 bps*	*4.5%*	*2.8%*	*164 bps*
Non-Recurring Income/ (Expense)	17,310	(15,910)	208.8%	22,467	(49,164)	145.7%
Operating Income (EBIT)	**297,984**	**148,163**	**101.1%**	**496,326**	**243,391**	**103.9%**
EBIT Margin	*5.7%*	*2.9%*	*280 bps*	*4.7%*	*2.4%*	*232 bps*
Net Financial Result	(111,445)	(115,028)	(3.1%)	(188,417)	(197,738)	(4.7%)
Associates & Joint Ventures Results	14,343	(26,362)	154.4%	24,413	(48,422)	150.4%
EBT	**200,882**	**6,773**	**2865.9%**	**332,322**	**(2,769)**	**12101.5%**
Income Tax	4,127	28,431	(85.5%)	411	29,993	(98.6%)
Net Result	**205,009**	**35,204**	482.3%	**332,733**	**27,224**	1122.2%
Non-Controlling Interests	(58,144)	(53,939)	7.8%	(92,721)	(83,822)	10.6%
Group profit (loss) for the period	**146,865**	**(18,735)**	**883.9%**	**240,012**	**(56,598)**	**524.1%**
Net Margin	*2.8%*	*(0.4%)*	*319 bps*	*2.3%*	*(0.5%)*	*281 bps*
Recurring EBITDA	**452,242**	**341,931**	**32.3%**	**823,390**	**644,044**	**27.8%**
Recurring EBITDA Margin	*8.7%*	*6.7%*	*195 bps*	*7.8%*	*6.2%*	*154 bps*
Adjusted EBITDA	**483,895**	**299,659**	**61.5%**	**870,270**	**546,458**	**59.3%**
Adjusted EBITDA Margin	*9.3%*	*5.9%*	*339 bps*	*8.2%*	*5.3%*	*292 bps*
EBITDA	**469,552**	**326,021**	**44.0%**	**845,857**	**594,880**	**42.2%**
EBITDA Margin	*9.0%*	*6.4%*	*259 bps*	*8.0%*	*5.7%*	*222 bps*

Shares	1,297.864	1,297.864	0.0%	1,297.864	1,297.864	0.0%
EPS	**113.2**	**(14.4)**	**883.9%**	**184.9**	**(43.6)**	**524.1%**

Note: Consolidated data include results from Colombia, Uruguay and Argentina, eliminations, and the FX effect of -3.0% at Net Revenue and -0.4% at Recurring EBITDA during 2Q25. Also, the FX effect of -2.1% at Net Revenue and -0.9% at Recurring EBITDA during 1H25. Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense). Adjusted EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization plus Associates & Joint Ventures results. EPS considers the weighted average number of outstanding shares (IAS 33), corresponding to 1,297,864,359 shares.

Income Statement and CapEx by Country

Income Statement	Colombia	Uruguay	Argentina	Consol	Colombia	Uruguay	Argentina	Consol
in COP M	2Q25	2Q25	2Q25	2Q25	1H25	1H25	1H25	1H25
Retail Sales	3,742,444	994,372	234,430	4,971,246	7,553,023	2,048,741	534,071	10,135,835
Other Revenue	209,211	12,299	15,713	237,223	422,939	21,443	32,894	477,276
Net Revenue	**3,951,655**	**1,006,671**	**250,143**	**5,208,469**	**7,975,962**	**2,070,184**	**566,965**	**10,613,111**
Cost of Sales	(3,032,880)	(637,886)	(174,521)	(3,845,287)	(6,154,944)	(1,293,450)	(390,728)	(7,839,122)
Cost D&A	(25,337)	(2,160)	98	(27,399)	(51,240)	(4,275)	82	(55,433)
Gross profit	**893,438**	**366,625**	**75,720**	**1,335,783**	**1,769,778**	**772,459**	**176,319**	**2,718,556**
Gross Margin	*22.6%*	*36.4%*	*30.3%*	*25.6%*	*22.2%*	*37.3%*	*31.1%*	*25.6%*
SG&A Expense	(570,858)	(249,212)	(90,870)	(910,940)	(1,245,723)	(504,967)	(199,909)	(1,950,599)
Expense D&A	(112,330)	(23,515)	(8,324)	(144,169)	(229,215)	(45,972)	(18,911)	(294,098)
Total Expense	**(683,188)**	**(272,727)**	**(99,194)**	**(1,055,109)**	**(1,474,938)**	**(550,939)**	**(218,820)**	**(2,244,697)**
Expense/Net Rev	*17.3%*	*27.1%*	*39.7%*	*20.3%*	*18.5%*	*26.6%*	*38.6%*	*21.2%*
Recurring Operating Income (ROI)	**210,250**	**93,898**	**(23,474)**	**280,674**	**294,840**	**221,520**	**(42,501)**	**473,859**
ROI Margin	*5.3%*	*9.3%*	*(9.4%)*	*5.4%*	*3.7%*	*10.7%*	*(7.5%)*	*4.5%*
Non-Recurring Income and (Expense)	6,452	10,720	138	17,310	12,922	11,374	(1,829)	22,467
Operating Income (EBIT)	**216,702**	**104,618**	**(23,336)**	**297,984**	**307,762**	**232,894**	**(44,330)**	**496,326**
EBIT Margin	*5.5%*	*10.4%*	*(9.3%)*	*5.7%*	*3.9%*	*11.2%*	*(7.8%)*	*4.7%*
Net Financial Result	**(68,710)**	**4,137**	**(46,872)**	**(111,445)**	**(138,571)**	**6,053**	**(55,899)**	**(188,417)**
Recurring EBITDA	**347,917**	**119,573**	**(15,248)**	**452,242**	**575,295**	**271,767**	**(23,672)**	**823,390**
Recurring EBITDA Margin	*8.8%*	*11.9%*	*(6.1%)*	*8.7%*	*7.2%*	*13.1%*	*(4.2%)*	*7.8%*
CAPEX								
in COP M	**24,090**	**9,708**	**968**	**34,766**	**50,068**	**30,029**	**968**	**81,065**
in local currency	24,090	94	283		50,068	303	283	

Notes: Consolidated data include results from Colombia, Uruguay and Argentina, eliminations, and the FX effect of -3.0% at Net Revenue and -0.4% at Recurring EBITDA during 2Q25, -2.1% and -0.9%, respectively during 1H25. Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense). The Colombia perimeter includes the consolidation of Almacenes Éxito S.A. and its subsidiaries in the country. Data in COP includes a –0.5% FX effect in Uruguay at Net Revenue and at Recurring EBITDA during 2Q25 and -35.9% in Argentina, respectively, for 1H25 Uruguay -2.0% and -24.8% for Argentina, calculated with the average and closing exchange rate.

31

Consolidated Balance Sheet

in COP M	Jun 2025	Dec 2024	Var %
Assets	**17,198,369**	**17,554,555**	**(2.0%)**
Current assets	**5,293,829**	**5,456,605**	**(3.0%)**
Cash & Cash Equivalents	1,314,864	1,345,710	(2.3%)
Inventories	2,755,662	2,818,786	(2.2%)
Accounts receivable	479,414	659,699	(27.3%)
Assets for taxes	678,611	553,916	22.5%
Assets held for sale	2,645	2,645	0.0%
Others	62,633	75,849	(17.4%)
Non-current assets	**11,904,540**	**12,097,950**	**(1.6%)**
Goodwill	3,278,921	3,297,086	(0.6%)
Other intangible assets	380,193	400,714	(5.1%)
Property, plant and equipment	4,118,432	4,261,625	(3.4%)
Investment properties	1,780,695	1,828,326	(2.6%)
Right of Use	1,745,583	1,728,352	1.0%
Investments in associates and JVs	315,966	291,554	8.4%
Deferred tax asset	250,141	253,085	(1.2%)
Others	34,609	37,208	(7.0%)

in COP M	Jun 2025	Dec 2024	Var %
Liabilities	**8,991,415**	**9,539,043**	**(5.7%)**
Current liabilities	**6,823,577**	**7,197,560**	**(5.2%)**
Trade payables	3,927,911	4,408,479	(10.9%)
Lease liabilities	287,579	299,456	(4.0%)
Borrowing-short term	2,155,287	1,984,727	8.6%
Other financial liabilities	125,689	60,481	107.8%
Liabilities for taxes	90,846	119,210	(23.8%)
Others	236,265	325,207	(27.3%)
Non-current liabilities	**2,167,838**	**2,341,483**	**(7.4%)**
Trade payables	1,680	22,195	(92.4%)
Lease liabilities	1,703,697	1,684,788	1.1%
Borrowing-long Term	166,470	273,722	(39.2%)
Other provisions	13,592	14,068	(3.4%)
Deferred tax liability	245,300	304,235	(19.4%)
Liabilities for taxes	5,851	7,321	(20.1%)
Others	31,248	35,154	(11.1%)
Shareholder´s equity	**8,206,954**	**8,015,512**	**2.4%**

32

Note: Consolidated data include figures from Colombia, Uruguay and Argentina.

Var % Jun 2024 Jun 2025 in COP M 1122.2% 27,224 332,733 Profit 29.7% 631,118 818,567 Operating income before changes in working capital 158.3% (544,532) 317,521 Cash Net (used in) Operating Activities (68.9%) (226,680) (70,583) Cash Net (used in) Investment Activities (151.5%) 526,868 (271,190) Cash net provided by Financing Activities (90.1%) (244,344) (24,252) Var of net of cash and cash equivalents before the FX rate (135.4%) 18,643 (6,594) Effects on FX changes on cash and cash equivalents (86.3%) (225,701) (30,846) (Decresase) net of cash and cash equivalents (10.8%) 1,508,205 1,345,710 Opening balance of cash and cash equivalents 2.5% 1,282,504 1,314,864 Ending balance of cash and cash equivalents Consolidated Cash Flow Note: Consolidated data include ﬁgures from Colombia, Uruguay and Argentina. 33

Holding Income Statement[1]

in COP M	2Q25	2Q24	% Var	1H25	1H24	% Var
Retail Sales	3,746,757	3,504,742	6.9%	7,561,764	7,213,231	4.8%
Other Revenue	91,256	96,918	(5.8%)	192,627	223,019	(13.6%)
Net Revenue	**3,838,013**	**3,601,660**	**6.6%**	**7,754,391**	**7,436,250**	**4.3%**
Cost of Sales	(3,029,667)	(2,859,153)	6.0%	(6,148,768)	(5,908,441)	4.1%
Cost D&A	(24,244)	(24,053)	0.8%	(49,043)	(47,701)	2.8%
Gross profit	**784,102**	**718,454**	**9.1%**	**1,556,580**	**1,480,108**	**5.2%**
Gross Margin	*20.4%*	*19.9%*	*48 bps*	*20.1%*	*19.9%*	*17 bps*
SG&A Expense	(552,705)	(586,911)	(5.8%)	(1,165,443)	(1,228,079)	(5.1%)
Expense D&A	(109,502)	(114,871)	(4.7%)	(224,358)	(229,991)	(2.4%)
Total Expense	**(662,207)**	**(701,782)**	**(5.6%)**	**(1,389,801)**	**(1,458,070)**	**(4.7%)**
Expense/Net Rev	*(17.3%)*	*(19.5%)*	*223 bps*	*(17.9%)*	*(19.6%)*	*168 bps*
Recurring Operating Income (ROI)	**121,895**	**16,672**	**631.1%**	**166,779**	**22,038**	**656.8%**
ROI Margin	*3.2%*	*0.5%*	*271 bps*	*2.2%*	*0.3%*	*185 bps*
Non-Recurring Income and (Expense)	6,419	(14,859)	143.2%	12,894	(50,004)	125.8%
Operating Income	**128,314**	**1,813**	6977.4%	**179,673**	**(27,966)**	742.5%
EBIT Margin	*3.3%*	*0.1%*	*329 bps*	*2.3%*	*(0.4%)*	*269 bps*
Net Financial Result	**(79,902)**	**(108,099)**	**(26.1%)**	**(160,902)**	**(215,743)**	**(25.4%)**
Group profit (loss) for the period	**146,865**	**(18,735)**	**883.9%**	**240,012**	**(56,598)**	**524.1%**
Net Margin	*3.8%*	*(0.5%)*	*435 bps*	*3.1%*	*(0.8%)*	*386 bps*
Recurring EBITDA	**255,641**	**155,596**	**64.3%**	**440,180**	**299,730**	**46.9%**
Recurring EBITDA Margin	*6.7%*	*4.3%*	*234 bps*	*5.7%*	*4.0%*	*165 bps*

(1) Holding: Almacenes Éxito Results without Colombia subsidiaries Recurring EBITDA refers to Earnings Before Interest, Taxes, Depreciation, and Amortization adjusted by other non-recurring operational income (expense).

34

Holding Balance Sheet[1]

in COP M	Jun 2025	Dec 2024	Var %
Assets	**13,923,422**	**13,904,222**	**0.1%**
Current assets	**3,999,420**	**3,971,573**	**0.7%**
Cash & Cash Equivalents	789,155	856,675	(7.9%)
Inventories	2,269,565	2,230,260	1.8%
Accounts receivable	246,842	314,528	(21.5%)
Assets for taxes	594,369	495,669	19.9%
Others	99,489	74,441	33.6%
Non-current assets	**9,924,002**	**9,932,649**	**(0.1%)**
Goodwill	1,453,077	1,453,077	0.0%
Other intangible assets	162,128	171,861	(5.7%)
Property, plant and equipment	1,785,916	1,861,804	(4.1%)
Investment properties	63,744	64,177	(0.7%)
Right of Use	1,528,874	1,525,968	0.2%
Investments in subsidiaries, associates and JVs	4,752,412	4,653,658	2.1%
Others	177,851	202,104	(12.0%)

in COP M	Jun 2025	Dec 2024	Var %
Liabilities	**7,038,391**	**7,215,710**	**(2.5%)**
Current liabilities	**5,499,367**	**5,591,365**	**(1.6%)**
Trade payables	2,963,939	3,129,255	(5.3%)
Lease liabilities	292,892	315,308	(7.1%)
Borrowing-short term	1,708,946	1,553,175	10.0%
Other financial liabilities	194,024	161,672	20.0%
Liabilities for taxes	66,576	108,668	(38.7%)
Others	272,990	323,287	(15.6%)
Non-current liabilities	**1,539,024**	**1,624,345**	**(5.3%)**
Lease liabilities	1,475,115	1,443,071	2.2%
Borrowing-long Term	32,259	128,672	(74.9%)
Other provisions	13,435	13,843	(2.9%)
Others	18,215	38,759	(53.0%)
Shareholder´s equity	**6,885,031**	**6,688,512**	**2.9%**

(1) Holding: Almacenes Éxito Results without Colombia subsidiaries.

35

Debt by country and maturity

Net debt breakdown by country

30 Jun 2025, (millions of COP)	Holding (2)	Colombia	Uruguay	Argentina	Consolidated
Short-term debt	1,902,970	1,831,977	325,714	123,285	2,280,976
Long-term debt	32,259	32,260	134,210	-	166,470
Total gross debt (1) (2)	**1,935,230**	**1,864,236**	**459,924**	**123,285**	**2,447,445**
Cash and cash equivalents	789,155	959,715	318,035	37,114	1,314,864
Net debt	**(1,146,075)**	**(904,522)**	**(141,890)**	**(86,170)**	**(1,132,582)**

Holding Gross debt by maturity

30 Jun 2025, (millions of COP)	Nominal amount	Nature of interest rate	Maturity Date	30-jun-25
Revolving credit facility - Bilateral	400,000	Floating	July 2025	400,000
Short Term - Bilateral	200,000	Floating	July 2025	200,000
Short Term - Bilateral	150,000	Floating	July 2025	150,000
Short Term - Bilateral	135,000	Floating	July 2025	135,000
Short Term - Bilateral	83,400	Floating	July 2025	83,400
Short Term - Bilateral	100,000	Floating	August 2025	100,000
Short Term - Bilateral	100,000	Floating	August 2025	100,000
Short Term - Bilateral	100,000	Floating	August 2025	100,000
Short Term - Bilateral	95,000	Floating	August 2025	95,000
Short Term - Bilateral	50,000	Floating	August 2025	50,000
Short Term - Bilateral	100,000	Floating	November 2025	100,000
Short Term - Bilateral	82,515	Floating	November 2025	82,515
Long Term - Bilateral	290,000	Floating	March 2026	48,331
Long Term - Bilateral	190,000	Floating	March 2027	69,103
Total gross debt (3)	**2,075,915**			**1,713,349**

Note: The Colombia perimeter includes the consolidation of Almacenes Éxito S.A. and its subsidiaries in the country. 1) Debt without contingent warranties and letters of credits. (2) Holding gross debt issued 100% in Colombian Pesos with an interest rate below IBR3M + 2.0%, debt at the nominal amount. IBR 3M (Indicador Bancario de Referencia) – Market Reference Rate: 9.25%; other collections included, and positive hedging valuation not included. (3) Debt at the nominal amount.

36

Store number and Retail Sales area Note: The store count does not include the 1,962 allies in Colombia. 37 Uruguay 37,510 55 Devoto 35,350 31 Disco 15,240 2 Geant 304 1 Six or Less 88,405 89 Total Uruguay Argentina 81,842 15 Libertad 5,850 5 Mayorista 87,692 20 Total Argentina 1,008,043 592 TOTAL Banner by country Store number Sales area (sqm) Colombia 625,781 201 Exito 97,890 134 Carulla 19,375 51 Surtimax 39,827 42 Super Inter 49,073 55 Surtimayorista 831,946 483 Total Colombia

Laura Botero Morales Investor Relations Director +57 (604) 6049696 Ext 306560 ainvestor@grupo - exito.com Cra 48 No 32 B Sur 139, Viva Envigado Medellín, Colombia www.grupoexito.com.co exitoinvestor.relations@grupo - exito.com • “The Issuers Recognition - IR granted by the Colombian Stock Exchange is not a certification about the quality of the securities listed at the BVC nor the solvency of the issuer”.